

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

Via E-mail
Joseph Wm. Foran
Chairman, President and Chief Executive Officer
Matador Resources Company
5400 LBJ Freeway, Suite 1500
Dallas, Texas 75240

Re: **Matador Resources Company**
         Amendment No. 1 to Registration Statement on Form S-1
         Filed November 14, 2011
         File No. 333-176263

Dear Mr. Foran:

We have reviewed your amended registration statement and letter dated November 14, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We remind you of comments 3, 4, 5, 6, 31, 43 and 58 in our letter dated September 29, 2011.

Prospectus Summary, page 1

2.   We note your response to comment 8 in our letter dated September 29, 2011. Please revise your disclosure in the second paragraph on page 1 to clarify the relevant entities and their relationship to the issuer. For example, and without limitation, please provide a cross-reference in this section to your description of the corporate reorganization at page 12, and your organizational chart at page 13. In addition, please disclose in this section that in connection with the reorganization, former Matador Resources Company changed its corporate name to MRC Energy Company, and Matador Holdco, Inc. changed its corporate name to Matador Resources Company.

Use of Proceeds, page 48

3.   We note your disclosure at page 48 that you intend to use the remaining net proceeds from this offering, in part, for potential acquisitions of interests and acreages. Please revise your filing to provide the estimated amount you intend to allocate to such use. Please refer to comment 31 in our letter dated September 29, 2011.

4.   We note your response to comment 33 in our letter dated September 29, 2011, and reissue such comment. It appears that you are reserving the right to change the use of proceeds. If true, please clarify the alternatives to such use.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Liquidity and Capital Resources, page 67

5.   We note your disclosure at page 68 that you believe the net proceeds you receive from this offering, together with your cash flows and future potential borrowings under your revolving credit agreement, will be adequate to fund your capital expenditure requirements and any acquisitions of interests and acreage for 2012. Please reconcile such statement with your disclosure at page 48 that upon consummation of this offering and application of the net proceeds, you anticipate that you may need to access future borrowings under your credit agreement within 60 to 90 days following completion of this offering to fund a portion of your 2012 capital expenditure requirements in excess of amounts available from your cash flows and the proceeds of this offering.

Principal and Selling Shareholders, page 165

6.   For each entity, please revise to disclose the natural person(s) who has voting or investment control over the securities they own. See *Compliance and Disclosure Interpretations: Regulation S-K*, Question 140.02 at *http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm*.

Condensed Consolidated Financial Statements, page F-48

7.   Please update your financial statements to comply with Rule 3-12 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

Exhibits

8.   Please re-file your material agreements to include all exhibits and schedules to such agreements. For example, and without limitation, we note that you have not filed Exhibit A to the credit agreement filed as Exhibit 10.1.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jennifer O'Brien at (202) 551-3721 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
        W. Bruce Newsome
        Haynes and Boone, LLP